December 9, 2016

Christina DiAngelo-Fettig

Sr. Staff Accountant

Office of Disclosure and Review

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Ranger Funds Investment Trust – File Nos. 811-22576, 333-175328

Dear Ms. DiAngelo-Fettig

On October 26, 2016 you provided oral comments with respect to the Annual Report to Shareholders, for the period ended July 31, 2016 (the "Annual Report"), for the Ranger Small Cap Growth Fund and the Ranger Quest for Income and Growth Fund (the “Funds”), each a series of the Ranger Funds Investment Trust (the "Registrant").  Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

1.

Comment.

The Quest for Income and Growth Fund’s fact sheet presented on the Funds’ website discloses that 30% of the Fund’s assets are in the financial sector.  Please update the prospectus strategy and risk disclosures to reflect this strategy and its related risks.

Response.

Registrant has reviewed the Fund fact sheet and notes that the sector classifications were prepared in error.  Registrant confirms that the sector classifications shown in the Fund’s Schedules of Portfolio Holdings and existing prospectus disclosure are accurate and, therefore, declines to make any change to the strategy and risk disclosures at this time.  A corrected fact sheet will be posted to the Fund’s website.

2.

Comment.

The expense ratio for the Funds as shown in the current prospectus is provided in the footnotes to the Average Annualized Total Returns table.  In future filings please update the footnote to include reference to the financial highlights for a more current expense ratio.

December 9, 2016

Response.  Registrant undertakes to make the correction in future shareholder report filings.

3.

Comment.  In prior years only the MSCI AC World Index was provided in the Annual Report, and the S&P 500 shown in the prospectus for the Quest for Income and Growth Fund.  Please address this inconsistency.

Response. Effective with the current prospectus (dated December 1, 2016) and the Annual Report, Registrant has begun to show both indexes in its prospectus and shareholder reports.

4.

Comment.  Please disclose the share class of the First American Government Obligation Fund held by the Small Cap Fund.

Response.  Registrant undertakes to make the correction in future shareholder report filings.

5.

Comment.

Return of Capital is reported as a portion of Distributions to Shareholders in the Statement of Changes in Net Assets for the Quest for Income and Growth Fund.  Please confirm compliance with Section 19a-1 of the Investment Company Act of 1940, as revised, with respect to Return of Capital Distributions.

Response.  Registrant confirms that 19A Notices have been sent to shareholders.

6.

Comment.

The Quest for Income and Growth Fund’s prospectus notes that it invests in master limited partnerships as a principal investment strategy.  Does the Fund limit such investment to 25% of the Fund’s assets?  If so, consider adding a Fundamental Investment Restriction to the registration statement noting the restriction.

Response.    Registrant confirms that investment in master limited partnerships is limited to 25%, or less, of the Fund’s assets.  Registrant declines to add a Fundamental Investment Restriction, however, noting that such a change would require Board approval and the existing Investment Restrictions are consistent with those approved by the Board at the Fund’s inception.

7.

Comment.

In Note 1 to the Financial Statements, the wording of the investment objective is inconsistent with that of the prospectus.  Please correct in future filings.

Response.

Registrant undertakes to make the correction in future shareholder report filings.

December 9, 2016

8.

Comment.

In future shareholder report filings, please disclose that the Funds follow the accounting and reporting requirements for Investment Companies under ASC 946 and ASU 2013-08.

Response. Registrant declines to make the requested change and notes that the Financial Statements already confirm compliance with generally accepted accounting principles (GAAP) of which ASC 946 and ASU 2013-08 and related pronouncements are a sub-set.

9.

Comment.

In future shareholder reports, please disclose the method used to allocate income and expenses, and realized and unrealized capital gains and losses to each share class.

Response.

Registrant declines to make such disclosure as it is not aware that such disclosure is mandatory.

10.

Comment.

Note 4 to the Financial Statements in the Annual Report describes the Expense Limitation Agreements.  Please confirm that amounts waived or reimbursed pursuant to the expense limitation agreements between the Registrant and the Funds’ investment advisers will be recoverable for only three years from date waived or reimbursed rather than in the 3 years following the fiscal year in which the waiver or reimbursement was made.  Additionally, please confirm that the adviser’s ability to recapture is limited to the lesser of the expense cap in effect at the time of waiver and the expense cap in effect at the time of recapture.  For guidance on this issue, please refer to FASB Statement of Financial Accounting Standards #5, Accounting for Contingencies, paragraph 8; FASB Statement of Financial Accounting Concepts #6, paragraph 36, Elements of Financial Statements; and AICPA 2014 Audit Guide reference 8.07.

Response.

Registrant confirms that that an adviser’s ability to recapture is limited to the lesser of the expense cap in effect at the time of waiver and the expense cap in effect at the time of recapture.

With respect to the period during which waived or reimbursed expenses would be recoverable, Registrant believes that its current practice is within the position stated by the Staff, as any amount to be waived or reimbursed by an adviser is determined as of the end of the fiscal year and, thus, does not actually occur until that date.  Under the operating expense limitation agreements, the advisers have agreed to waive their respective fees or reimburse the respective Fund in order to limit the Fund's annual operating expenses to the stated expense ratio as calculated on a per annum basis.

December 9, 2016

While the Funds attempt to estimate the amounts to be waived or reimbursed by the advisers via accruals made throughout the year, a Fund's expenses and asset levels will fluctuate, preventing a determination of the final annual expense ratios and, accordingly, the amounts required to be waived or reimbursed by the adviser until the full fiscal year is completed. For example, a fund with minimal assets at the beginning of the year whose asset levels increase significantly during the year may accrue for an advisory fee waiver over the first few months of the year, but later determines that such advisory fee waiver is not actually required if a fund’s expense ratio, as calculated on an annualized basis, is under the agreed upon limit.  In this situation, despite the fact that a fund initially accrued for a fee waiver, the adviser would not actually waive any of its fees during the year.

Similarly, whether an adviser may recoup its previously waived fees or Fund expenses paid cannot be determined until the full fiscal year is completed.  Only if the Fund's annual expense ratios are below the agreed upon limits is the adviser eligible for recoupment of its previously waived fees/expenses reimbursed.  Further, under the terms of the operating expense limitation agreements, such amounts are only eligible for recoupment if they are within the three fiscal years of the fiscal year that they were waived or reimbursed. As noted above, the actual waiver or reimbursement is always determined as of the end of the fiscal year.  Therefore, any recoupment by an adviser made within these parameters would be consistent with the Staff's stated position because the waiver or reimbursement occurs at the end of the fiscal year and any recoupment would occur within three years of that date.

Registrant reiterates its commitment to assure conformity in its financial statements with GAAP principals including those included in FASB Statement of Financial Accounting Standards #5, Accounting for Contingencies, paragraph 8; FASB Statement of Financial Accounting Concepts #6, paragraph 36, Elements of Financial Statements; and AICPA 2014 Audit Guide reference 8.07.

11.

Comment.

The Report of Independent Registered Public Accounting Firm notes, “the period September 29, 2011 (commencement of investment operations) through July 31, 2012 were audited by prior auditors.”  Please disclose the name of the prior auditor and provide a consent from that firm or explain why such disclosure and consent is not necessary.

Response.  The Funds were previously audited by Rothstein Kass, P.A. (“Rothstein”).  Rothstein was acquired by KPMG in June 2014.  As a result of the transaction, effective June 30, 2014, Rothstein resigned as the independent registered public accounting firm for the Funds.  Because Rothstein is no longer in business, there

December 9, 2016

is no one to provide an opinion or consent on behalf of the firm.  Therefore, no specific reference is made to that firm.

12.

Comment.

Instruction 1(b) to Item 27(d)(1) of Form N-1A permits the narrative disclosure accompanying an expense example to be changed as needed to accurately reflect a fund’s circumstance.  Please consider revising the disclosure to note that expenses would be higher if distribution and/or service (12b-1) fees were included.

Response.  Registrant will consider revising the disclosure as noted in future shareholder reports.

* * * * *

If you have any questions or additional comments, please call Emily Little at (614) 469-3264.

Sincerely,

/s/Emily M. Little

Emily M. Little